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SECURITI  ON
03013219
ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8- *53245*

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____January 1, 2002_____ AND ENDING _____December 31, 2002_____
　　　　　　　　　　　　　　　　　　　　　　MM/DD/YY　　　　　　　　　　　　　　　　　　　　　　　　　　　MM/DD/YR

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Boulder Institutional Services, LLC

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM ID NO.

14 Wall Street, 30th Fl.
　　　　　　　　　　　　　　　　　　　　(No. and Street)

New York　　　　　　　　　　　　　NY　　　　　　　　　　　10005
　　　(City)　　　　　　　　　　　　(State)　　　　　　　　(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Randy Sofferman　　　　　　　　　　　　　　　　　　　516-487-4070
　　　　　　　　　　　　　　　　　　　　　　　　　　　(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

PROCESSED

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this report*

MAR 1 8 2003

Lipner, Sofferman & Co., LLP

THOMSON FINANCIAL

(Name – *if individual, state, last, first, middle name*)

185 Great Neck Road　　　　　Great Neck　　　　　NY　　　　　11021
　(Address)　　　　　　　　　　　(City)　　　　　　　(State)　　　(Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FEB 2 8 2003

165

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)　　　　*Potential persons who are to respond to the collection of information contained in this form are not required to respond unless this form displays a currently valid OMB control number.*

BOULDER INSTITUTIONAL SERVICES, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2002

BOULDER INSTITUTIONAL SERVICES, LLC
c/o Chancellor Consultants
14 Wall Street
30th Floor
New York, NY 10005

February 14, 2003

New York Stock Exchange
Data Control Section
20 Broad Street
New York, NY 10005

To the New York Stock Exchange:

In accordance with Rule 418.15 of the New York Stock Exchange, we attest that the annual financial statements and operational reports, for the year ended December 31, 2002 filed with the Exchange, shall be made available to all members or allied members of the organization.

Benedict Macri, CEO
Boulder Institutional Services, LLC

John Calabrese, Financial Officer

BOULDER INSTITUTIONAL SERVICES, LLC

INDEX TO FINANCIAL STATEMENTS

DECEMBER 31, 2002

LS LIPNER, SOFFERMAN & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS

OATH OR AFFIRMATION

I, __Benedict Macri__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Boulder Institutional Services, LLC__ , as of December 31, __2002__, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
Title

_____
Notary Public

This report** contains (check all applicable boxes):

- X (a) Facing page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- X (d) Statement of Cash Flows.
- X (e) Statement of Changes in Stockholders' Equity or Sole Proprietor's Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X (g) Computation of Net Capital.
- (h) Computation of Determination for Reserve Requirements Pursuant to Rule 15c3-3.
- (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- X (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- X (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with focus report.
- X (l) An Oath or Affirmation.
- (m) A copy of the SIPC Supplemental Report.
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Auditors' Report on Internal Control Structure Required by SEC Rule 17a-5.



LIPNER, SOFFERMAN & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS

185 GREAT NECK ROAD, GREAT NECK, NEW YORK 11021

(516) 487-4070 · FAX (516) 773-4289 · www.lipnersofferman.com

MEMBERS
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
NEW YORK STATE SOCIETY OF
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

Boulder Institutional Services, LLC
c/o Chancellor Consultants
14 Wall Street
30th Floor
New York, NY 10005

We have audited the accompanying statement of financial condition of Boulder Institutional Services, LLC as of December 31, 2002, and the related statements of loss, changes in member's equity, cash flows, and the statement of 15c 3-1 net capital computation for the year then ended that you are filing pursuant to 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the individual, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Boulder Institutional Services, LLC at December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Great Neck, NY
February 6, 2003

Lipner, Sofferman + Co., LLP

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BOULDER INSTITUTIONAL SERVICES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2002

ASSETS

Deposit account		$102,474
Commissions receivable		216,891
Prepaid expenses		33,722
		353,087
Computer equipment	$ 3,599	
Less: accumulated depreciation	3,599	
		-
		$353,087

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Cash - credit balance	$ 16,899	
Accrued expenses	51,657	
		$ 68,556
Member's equity		284,531
		$353,087

See accompanying notes to financial statements.

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BOULDER INSTITUTIONAL SERVICES, LLC

STATEMENT OF (LOSS)

YEAR ENDED DECEMBER 31, 2002

Income:		
Commissions	$3,096,587	
Interest income	1,076	
Dividend income	124	
		$3,097,787
Expenses:		
Salaries	982,036	
Floor brokerage expenses	305,588	
Seat lease expense	1,005,187	
Floor clerk expense	33,552	
New York Stock Exchange expenses	140,656	
Travel and entertainment	125,550	
Errors on floor	25,955	
Donations	21,509	
Employee benefits	59,660	
Telephone	81,344	
Payroll taxes	73,905	
Professional fees	41,937	
Office expenses	79,548	
Soft dollar expense	89,539	
Rent	8,209	
Insurance expense	36,910	
Dues and fees	43,581	
Depreciation	3,599	
Miscellaneous	7,282	
		3,165,547
Net (loss)		($ 67,760)

See accompanying notes to financial statements.

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BOULDER INSTITUTIONAL SERVICES, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

YEAR ENDED DECEMBER 31, 2002

Balance, January 1, 2002	$353,291
Distribution to member	(1,000)
Net (loss)	(67,760)
Balance, December 31, 2002	$284,531

See accompanying notes to financial statements.

LS LIPNER, SOFFERMAN & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS

BOULDER INSTITUTIONAL SERVICES, LLC

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2002

Cash flows from operating activities:	
Net (loss)	($ 67,760)
Adjustments to reconcile net (loss) to net cash provided (used) by operating activities:	
Changes in assets and liabilities:	
Depreciation	3,599
Decrease in error account	135
Decrease in deposit account	9,471
Decrease in commissions receivable	73,132
(Increase) in prepaid expenses	(33,722)
(Decrease) in accrued expenses	(13,282)
Net cash (used) by operating activities	(28,427)
Cash flows from investing activities:	
Purchase of computer equipment	(3,599)
Net cash (used) by investing activities	(3,599)
Cash flows from financing activities:	
Distribution to member	(1,000)
Net cash (used) by financing activities	(1,000)
Net (decrease) in cash	(33,026)
Cash, beginning	16,127
Cash, ending	($ 16,899)
Supplemental disclosures:	
Income taxes paid during year	$ --
Interest paid during year	$ --

See accompanying notes to financial statements.

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BOULDER INSTITUTIONAL SERVICES, LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2002

1. Statement of Significant Accounting Policies:

Organization:

The company is a registered broker under the Securities and Exchange Act of 1934.

The company was formed as a limited liability company under the laws of the State of New York on June 27, 2001, and was authorized to do business in New York. The company commenced operations on October 29, 2001. It is a member of the New York Stock Exchange and operates as a floor broker.

Deposit Account:

The company has $102,474 on deposit with BNY Clearing Services, LLC. The company, in accordance with its fully disclosed clearing agreement with BNY Clearing Services, LLC, is required to have on deposit an account containing cash, securities, or a combination of both, having a market value of $100,000 or more.

Income Taxes:

The company, with the consent of its sole member, has elected to be taxed as an individual under the Internal Revenue Code. Members of a limited liability company are taxed on their proportionate share of the company's taxable income. Accordingly, no provision or liability for federal or state income taxes has been included in the financial statements. The company's net income may be subject to New York City unincorporated business tax in future years.

Use of Estimates:

Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

-8-

1. Statement of Significant Accounting Policies (continued):

    Commitments and Contingencies:

    The company has three operating leases for seats on the New York Stock Exchange. One lease is for $27,917 per month and expires on August 31, 2003. A second lease is for $27,000 per month and expires on December 10, 2004. A third lease is for $21,760 per month and expires on January 31, 2003. The lease which expired on January 31, 2003 has been renewed until July 31, 2003 for $20,980 per month.

    The company intends to renew the leases as they expire. The leases may be cancelled upon 30 days written notice for certain violations of the lease agreements. Future minimum lease payments are as follows:

2003	$ 699,656
2004	308,000
	$1,007,656

2. Net Capital Requirements:

    Boulder Institutional Services, LLC is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15C3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (the rule of the New York Stock Exchange also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1). At December 31, 2002, Boulder Institutional Services, LLC had net capital of $237,255 which was $137,255 in excess of its required net capital. Boulder Institutional Services, LLC's net capital ratio was .289 to 1.

3. Financial Instruments with Off-Balance Sheet Credit Risk:

    As a securities broker, the company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The company's transactions

3.   Financial Instruments with Off-Balance Sheet Credit Risk (continued):

are collateralized and may be executed with and on behalf of banks, brokers and dealers and other financial institutions. The company introduces these transactions for clearance to another broker/dealer on a fully disclosed basis.

The company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair customers' ability to satisfy their obligations to the company and the company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the company and its clearing broker provides that the company is obligated to assume any exposure related to such non-performance by its customers. The company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing brokers internal guidelines. The company monitors its customers activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduce positions when necessary.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Boulder Institutional Services, LLC	as of	12/31/2002

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition..	$ 284,531	**3480**
2. Deduct ownership equity not allowable for Net Capital...	( )	**3490**
3. Total ownership equity qualified for Net Capital..	284,531	**3500**
4. Add:		
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital....................		**3520**
B. Other (deductions) or allowable credits (List)...		**3525**
5. Total capital and allowable subordinated liabilities...	$ 284,531	**3530**
6. Deductions and/or charges:		
A. Total nonallowable assets from Statement of Financial Condition (Notes B and C) $ 47,276 **3540**		
B. Secured demand note delinquency.. **3590**		
C. Commodity futures contracts and spot commodities-		
proprietary capital charges... **3600**		
D. Other deductions and/or charges... **3610**	(47,276)	**3620**
7. Other additions and/or allowable credits (List)...		**3630**
8. Net capital before haircuts on securities positions...	$ 237,255	**3640**
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):		
A. Contractual securities commitments.. $ **3660**		
B. Subordinated securities borrowings.. **3670**		
C. Trading and investment securities:		
1. Exempted securities... **3735**		
2. Debt securities.. **3733**		
3. Options.. **3730**		
4. Other securities... **3734**		
D. Undue Concentration... **3650**		
E. Other (List).. **3736**	( )	**3740**
10. Net Capital..	$ 237,255	**3750**

OMIT PENNIES

Reconciliation with Boulder Institutional Services, LLC computation -
included on Part IIA of Form X-17A-5 as of December 31, 2002
filed January 2003.

Net capital as reported in Boulder Institutional Services, LLC Part IIA unaudited focus report	$	277,249
Net income adjustments	(	39,994)
Net capital per above	$	237,255

Non-allowable assets:		
Commissions receivable - aged	$	13,554
Prepaid expenses		33,722
	$	47,276

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FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Boulder Institutional Services, LLC	as of 12/31/2002

COMPUTATION OF NET CAPITAL REQUIREMENT

PART A

11. Minimum net capital required (62/3% of line 19)..	$ 4,571	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)................................	$ 100,000	3758
13. Net capital requirement (greater of line 11 or 12)...	$ 100,000	3760
14. Excess net capital (line 10 less 13)..	$ 137,255	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19)..	$ 117,255	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition...............................		$ 68,556	3790
17. Add:			
A. Drafts for immediate credit..	$ [3800]		
B. Market value of securities borrowed for which no equivalent value is paid or credited................................	$ [3810]		
C. Other unrecorded amounts (List)..	$ [3820]	$ [3830]	
19. Total aggregate indebtedness...		$ * 68,556	3840
20. Percentage of aggregate indebtedness to net capital (line 19 divided by line 10)		% 28.90	3850
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)		%	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

PART B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits................................	$	3970
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A).......................	$	3880
24. Net capital requirement (greater of line 22 or 23)....................................	$	3760
25. Excess capital (line 10 less 24)..	$	3910
26. Net capital in excess of the greater of:		
A. 5% of combined aggregate debit items or $120,000...............................	$	3920

NOTES:

(A) The minimum net.capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 62/3% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

* Reconciliation with Boulder Institutional Services, LLC's computation included in Part IIA of Form X-17A-5 line 3840 as of December 31, 2002 filed in January 2003:	
Aggregate indebtedness as reported in Boulder Institutional Services, LLC's Part IIA unaudited focus report	$ 35,965
Net income adjustments	32,591
Aggregate indebtedness per above	$ 68,556



LIPNER, SOFFERMAN & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS

185 GREAT NECK ROAD, GREAT NECK, NEW YORK 11021

(516) 487-4070 · FAX (516) 773-4289 · www.lipnersofferman.com

MEMBERS
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
NEW YORK STATE SOCIETY OF
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS'

REPORT ON INTERNAL CONTROL STRUCTURE

REQUIRED BY SEC RULE 17a-5

Boulder Institutional Services, LLC
c/o Chancellor Consultants
14 Wall Street
30th Floor
New York, NY 10005

In planning and performing our audit of the financial statements of Boulder Institutional Services, LLC for the period ended December 31, 2002, we considered the internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17A-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Boulder Institutional Services, LLC that we considered relevant to the objectives stated in rule 17A-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-12 (2) in complying with the requirements for prompt payment of securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, and (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3 because the company does not carry security accounts for customers or perform custodial functions relating to customer securities.

Boulder Institutional Services, LLC is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by Boulder Institutional Services, LLC are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives.

Two of the objectives of an internal control structure and the practices and procedures are to provide the company with reasonable, but not absolute, assurance that assets for which it has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with its authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph. The above should be considered with the fact that the company is owned by one individual and does not maintain a separate office staff.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that Boulder Institutional Services, LLC's practices and procedures were adequate at December 31, 2002, and further, no facts came to our attention indicating that the company was not in compliance with such conditions during the period from January 1, 2002 to December 31, 2002.

This report is intended solely for the use of Boulder Institutional Services, LLC, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on rule 17A-5(g) under the Securities Exchange

LS LIPNER, SOFFERMAN & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS

Act of 1934 and should not be used for any other purpose.

Lipner, Sofferman + Co., LLP

LIPNER, SOFFERMAN & CO., LLP

Great Neck, NY
February 6, 2003

LS LIPNER, SOFFERMAN & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS



LIPNER, SOFFERMAN & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS

185 GREAT NECK ROAD, GREAT NECK, NEW YORK 11021

(516) 487-4070 · FAX (516) 773-4289 · www.lipnersofferman.com

MEMBERS
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
NEW YORK STATE SOCIETY OF
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS'
REPORT OF DIFFERENCES BETWEEN
AUDITED REPORT AND FOCUS REPORT
December 31, 2002

Boulder Institutional Services, LLC
c/o Chancellor Consultants
14 Wall Street
30th Floor
New York, NY 10005

In performing our audit of Boulder Institutional Services, LLC for the period ended December 31, 2002, we made adjustments that affected the December 31, 2002 focus report Form X-17A-5. The adjustments were as follows:

A) Decrease in cash	($ 9,666)
B) Increase in income accrual	2,263
C) Increase in accrued expenses	(32,591)
	($ 39,994)

The net capital after haircuts as reported on our December 31, 2002 audited report was $237,255; the net capital after haircuts as reported on the December 31, 2002 focus report Form X-17A-5 was $277,249. This report was not prepared by us. The difference between these figures is $39,994, as indicated above.

Lipner, Sofferman + Co., LLP

LIPNER, SOFFERMAN & CO., LLP

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